Maxim Group LLC

300 Park Avenue, 16th Floor

New York, New York 10022

August 30, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Re:	Generation Income Properties, Inc.
Registration Statement on Form S-11, as amended File No: 333-235707

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Maxim Group LLC, as managing underwriter, hereby joins the request of Generation Income Properties, Inc. (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 5:00 p.m. Eastern Time on Wednesday, September 1, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Commission under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the securities in this offering, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Maxim Group LLC

By:	/s/ Clifford A. Teller
Name: Clifford A. Teller
Title: Head of Investment Banking, Executive Managing Director